Mail Stop 3010

March 5, 2010

VIA U.S. MAIL and FAX (212) 728-8111

Jerry Pascucci
President and Director
Potomac Futures Fund L.P.
c/o Citigroup Managed Futures LLC
55 East 59th Street - 10th Fl
New York, New York 10022

> **RE:** **Potomac Futures Fund L.P.**
> **Supplemental Response to Comments on Form 10-K for Fiscal Year Ended**
> **December 31, 2008 and Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2009 and June 30, 2009**
> **Filed December 1, 2009**
> **File No. 000-50735**

Dear Mr. Pascucci:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capital Resources, page 22

1.   We note your response to comment 7 of our letter. We continue to believe that your
        disclosure in future filings should be revised to include a brief description of how you
        how you fund redemptions, similar to the description provided in your response.

Results of Operations, page 23

2.   We note your response to prior comment 8. We continue to believe that a description of
        changes in interest income is relevant to the discussion of changes in your net asset value
        for each period presented. Please revise future filings to clarify how an increase or
        decrease in interest earned by the partnership will affect the net asset value of the
        partnership. In addition, please describe period to period changes in interest income.

3.   We note your response to prior comment 8 and the proposed language in Appendix B to
        your response letter. Please confirm that in future filings you will discuss the reasons
        why CGM pays interest on 80% of your average daily equity maintained in cash in your
        brokerage account. In addition, please disclose and quantify the remaining 20% of the
        interest that was retained by CGM and explain the purpose of such amount retained by
        CGM.

The Master's Trading Value at Risk, page 29

4.   Please revise future filings to provide an additional table that reflects value at risk for the
        Partnership's portfolio as a whole.

Part III, page 33

Item 10. Directors, Executive Officers and Corporate Governance, page 33

5.   We note your response to prior comment 9. Rule 405 defines the term executive officer,
        when used with reference to a registrant, to include any person who performs policy
        making functions for the registrant. It appears that the executive officers of your general
        partner perform policy making functions for the registrant and therefore should be
        considered executive officers of the registrant. Please revise future filings to include the
        Item 401 information for these persons, as previously requested, or provide further
        analysis of why you believe it is appropriate to omit this disclosure.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela McHale, Attorney, at (202) 551-3402 or me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

Cc: Rita M. Molesworth
        Willkie Farr & Gallagher
        (Via facsimile)